Exhibit 21.1

Subsidiaries of the Registrant

	Subsidiary	Jurisdiction of Incorporation
1	Diligent Robotics, Inc.	Delaware
2	Serve Kitchen Robotics Inc.	Delaware
3	Serve Operating Co.	Delaware
4	Serve Operating Company Australia Pty Ltd	Australia
5	Serve Robotics Canada Inc.	British Columbia
6	Valencia Merger Sub II LLC	Delaware
7	Voysys AB	Sweden